August 28, 2007
Securities and Exchange Commission
Attn: Mr. William Choi
Mail Stop 3561
Washington, D.C. 20549
Dear Mr. Choi:
On August 22 and 23, 2007, we held telephone conversations with your Staff Accountant Andrew Blume regarding a follow-up question to our prior correspondence. Mr. Blume stated that all prior comments regarding our annual report on Form 10-K for the year ended September 30, 2006 had been adequately addressed, but that he had one new comment regarding EZCORP, Inc.’s Form 10-Q for the interim period ended June 30, 2007. In bold italics below is a summary of Mr. Blume’s verbal comment, and in plain text is our response.
Note J: Common Stock, Warrants, Options, and Share-based Compensation, page 9
1.	Please explain why the Company did not include in its quarterly report the full annual disclosures for share-based compensation specified in paragraph A240 of SFAS No. 123(R). Please also note what types of disclosures the Company would make in future quarterly filings in periods in which material share-based compensation activity occurred.
Response: We acknowledge that in the year of adoption of a new standard, annual disclosures required by that standard should ordinarily be provided in the interim periods. The Company did make such full disclosures in all interim periods of fiscal 2006, our year of adoption of SFAS No. 123(R). The interim period to which the Company and the Commission are now referring falls within the year following adoption. SFAS No. 123(R) is fairly silent on interim reporting requirements, therefore guidance from Regulation S-X article 10, APB No. 28, and other related GAAP should be followed, the general rules of which dictate that sufficient disclosures must be made to keep the interim statements from being misleading, with an understanding that users have access to the last annual report. Following the year of adoption, the Company’s disclosures have followed this ideology. Prospectively, the Company will continue to tailor its interim SFAS No. 123(R) disclosures based on these concepts.
Although not required, the Company includes in its quarterly reports the gross compensation costs and related income tax benefit recognized in each reported period, as well as the number of shares issued and proceeds received as a result of any exercises of options or warrants during those periods. We also have disclosed in the quarterly report summaries and vesting terms of material grants or grants we believe would be of particular interest to shareholders, such as grants to Directors. In future filings, we will continue to include such disclosures, along with other events or terms we deem to be material or unusual, as we believe they are helpful to readers in understanding the reported periods’ financial results and shares outstanding.
We also acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your follow-up comment and assistance in improving our disclosures. Please let me know if you have any further comments or suggestions.

Sincerely,

/s/ Dan N. Tonissen

Dan N. Tonissen Senior Vice President, Chief Financial Officer, and Director